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Exhibit (a)(1)(C)

BRUCE E. GREWCOCK President (402) 342-2052

November 1, 2011

Dear Unitholder:

        As you know, on June 28, 2011, the board of directors of Kiewit Investment Fund LLLP (the "Fund") voted unanimously to dissolve and liquidate the Fund because it no longer appeared to be fulfilling its intended purpose. The Fund was initially established to provide a professionally managed vehicle through which Kiewit's employee-owners could invest their long-term retirement savings. Since the Fund was created as a benefit to our employee-owners, Kiewit Finance Group Inc. (the "Company"), a subsidiary of Kiewit, is offering to purchase all outstanding limited partnership units ("Units") in order to:

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  provide tendering Unitholders with payment for their Units in early December 2011, as an alternative to holding Units through the Fund's lengthy liquidation process;

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  facilitate a significant reduction in the Fund's operating costs and expenses; and

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  make 2011 the final tax year that tendering Unitholders will need to extend their tax returns for Fund-related items.

        The Fund has previously indicated that it does not intend to conduct any further semi-annual tender offers to provide liquidity during the liquidation process. Therefore, Unitholders who do not participate in the tender offer will receive distributions only as the Fund's remaining assets are liquidated, which could take several years. During this time, non-tendering Unitholders will continue to receive an estimated and final Schedule K-1 for each year that they own Units so that they can file estimated and final federal and state tax returns (and associated extensions).

        If the tender offer is successfully completed, the Company intends to promptly make payment to the Unitholders in an amount equal to the net asset value per Unit, less a reduction of $35 per Unit to offset the estimated Fund operating costs through liquidation and the Company's tender offer costs. This operating cost estimate assumes that the Fund will be able to deregister as an investment company and to operate as a private investment fund during the remainder of the liquidation process. The Company estimates that this deregistration will save the Fund between approximately $1,400,000 to $1,600,000 ($125 to $150 per Unit) in operating costs, which costs would otherwise be borne by the Fund and the Unitholders.

        If, however, following the consummation of the tender offer, there would not be fewer than 100 Unitholders, the Company does not intend to complete the tender offer because the Fund would not be eligible to deregister with the SEC until the completion of the liquidation process. If this is the case, the Unitholders will not recognize any estimated savings from deregistration.

        The enclosed documents contain information a Unitholder should consider in deciding whether to participate in the tender offer and provide instructions as to how to tender Units. I urge you to read all of the enclosed materials and consider this information carefully.

        Unitholders who elect to participate in the tender offer must tender all of their Units. Partial tenders will not be accepted. If you intend to tender your Units, you must return the Letter of Transmittal and any other required documentation by NOVEMBER 30, 2011.

        If you have any questions, please contact Douglas A. Obermier at (402) 342-2052.

Very truly yours,
Bruce E. Grewcock President

KIEWIT FINANCE GROUP INC.
Kiewit Plaza, Omaha, NE 68131
(402) 342-2052

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  Exhibit (a)(1)(C)